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18005239

SEC Mail Processing Section

MAR 01 2018

Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr, Riggs & Ingram Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1117 Boll Weevil Circle

(No. and Street)

Enteprise	AL	36330
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Sikes (334)467-1092

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC

(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr, Riggs & Ingram Capital Advisors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Managing Member~~ ber

Title

Notary Public

J. Holly Hollis

J. HOLLY HOLLIS
My Commission Expires
June 26, 2021

STATE OF ALABAMA NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carr, Riggs & Ingram Capital Advisors, LLC
Table of Contents
December 31, 2017

elliott davis

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carr, Riggs & Ingram Capital Advisors, LLC (the Company) as of December 31, 2017, and the related statement of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2018

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Financial Condition

December 31,		**2017**
Assets		
Current Assets		
Cash and cash eqivalents	$	938,801
Accounts receivable		20,000
Prepaid rent		2,500
Security deposit		3,335
Total current assets		964,636
Fixed Assets		
Furniture and equipment		18,026
Accumulated depreciation		(1,120)
Total fixed assets		16,906
Total assets	$	981,542
Current Liabilities		
Accounts payable	$	29,636
Deferred revenues		4,795
Due to related company		44,925
Total current liabilities		79,356
Members' Equity		902,186
Total liabilities and members' equity	$	981,542

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Operations

Year ended December 31,		**2017**
Revenues		
Investment banking	$	1,301,236
Expenses		
Advertising and marketing		37,623
Computer expense		70,604
Consulting fees		73,247
Continuing education		1,357
Depreciation		1,120
Dues and subscriptions		28,314
Meals and entertainment		6,224
Office supplies		26,647
Other expenses		5,009
Postage		4,160
Professional fees		23,934
Rent		37,250
Repairs and maintenance		7,057
Retirement expense		11,320
Salaries and employee benefits		528,984
Taxes and licenses		50,762
Telephone expense		6,673
Travel		39,566
Utilities		3,382
Total expenses		963,233
Other income		300
Net income	$	338,303

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Changes in Members' Equity

Year ended December 31,		**2017**
Balance at December 31, 2016	$	808,883
Capital contributions		250,000
Distributions to members		(495,000)
Net income		338,303
Balance at December 31, 2017	$	902,186

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Cash Flows

Year ended December 31,		**2017**
Cash Flows from Operating Activities:		
Net income	$	338,303
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,120
Increase in accounts receivable		(20,000)
Decrease in prepaid rent		1,000
Increase in security deposits		(2,835)
Increase in accounts payable		13,093
Decrease in deferred rent		(250)
Decrease in deferred revenues		(11,232)
Decrease in due to related company		(4,795)
Net cash provided by operating activities		314,404
Cash Flows from Investing Activities:		
Purchase of furniture and equipment		(18,026)
Net cash used in investing activities		(18,026)
Cash Flows from Capital and Financing Activities:		
Capital contributions		250,000
Distributions to members		(495,000)
Net cash used in capital and financing activities		(245,000)
Net Change in Cash and Cash Equivalents		51,378
Cash and Cash Equivalents, beginning of year		887,423
Cash and Cash Equivalents, end of year	$	938,801

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Capital Advisors, LLC (the "Company"), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015 the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company is a wholly owned subsidiary of Carr, Riggs & Ingram Capital, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized on the straight line method over the estimated term of the contract, usually twelve months.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service ("IRS") examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense when incurred. Depreciation expense for the year ended December 31, 2017, was $1,120.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that implementation will have on its financial position, results of operations and cash flows. The Company does not expect implementation to have any impact on its financial statements.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

A company where the members serve as principals provides related party consulting, analyst and other services. The Company paid $44,130 for these services during 2017. The Company had outstanding obligations of $44,925 payable to this related party as of December 31, 2017. The

NOTE 4 – RELATED PARTIES (Continued)

Company has also entered into an agreement for this related party to provide human resources-related services as a co-employer with the Company's employees.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $859,445, which was $854,155 in excess of its required net capital of $5,290, and the Company's net capital ratio is 10 to 1.

NOTE 6 – LEASES

The Company leased an office space in Mooresville, North Carolina that was terminated in April 2017. The Company leases an office space in Montgomery, Alabama under an agreement that expires in January 2020. Total rent expense was $37,250 in 2017.

As of December 31, 2017, the future minimum lease payments under the current lease are as follows:

Year Ending	Amount
2018	30,000
2019	30,000
2020	2,500

NOTE 7 – FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2017, consisted of the following:

Furniture and equipment	$ 18,026
Less accumulated depreciation	(1,120)
Net furniture and equipment	$ 16,906

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2017 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2017 financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31,		**2017**
Net Capital		
Total members' equity	$	902,186
Deductions and/or charges:		
Non-allowable assets:		(42,741)
Net capital	$	859,445
Aggregate Indebtedness	$	79,356
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,290
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		854,155
Ratio: Aggregate indebtness to net capital		9.23%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II, as amended	$	859,445
Net audit adjustments		-
Net capital per above	$	859,445

elliott davis

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Carr, Riggs & Ingram Capital Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and (b) Carr, Riggs & Ingram Capital Advisors, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Carr, Riggs & Ingram Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2018

CRI CARR RIGGS & INGRAM
Capital Advisors
A DIVISION OF
CARR, RIGGS & INGRAM CAPITAL, LLC

Carr, Riggs & Ingram Capital Advisors, LLC
7035 Halcyon Park Drive
Montgomery, AL 36117
(334) 386-5240
CRIadv.com

Exemption Report
December 31, 2017

Carr, Riggs & Ingram Capital Advisors, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2017 through December 31, 2017, without exception.

I, Joel E. Sikes, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: William H. Carr
Title: Managing Member
Date: February 26, 2018

elliott davis

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Carr, Riggs & Ingram Capital Advisors, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2018